Filed by Potomac Electric Power Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Commission File No.: 1-1072
Subject Company: Conectiv

     THE FOLLOWING IS AN ARTICLE APPEARING IN THE MARCH 2001 ISSUE OF "PEPCO FOCUS,"
AN EMPLOYEE NEWS PUBLICATION.

[Front page]

Pepco to Acquire Conectiv in $2.2 Billion Deal

"Right Deal, Right Time, Right Partners"

by Dorothy Terry

[Photo of Conectiv's New Castle Regional Office facility appears here]

Under the terms of the acquisition agreement, Pepco will form a holding company to be headquartered in Washington, D.C., while Conectiv will maintain its headquarters in Wilmington, Del., and other facilities, such as this New Castle Regional Office near Newark, Del.

        In a move that will create the largest electricity delivery company in the mid-
Atlantic region, Pepco will acquire Conectiv for approximately $2.2 billion in cash and stock.

        "This proposed acquisition fits our corporate strategic plan," said Pepco's Chairman and Chief Executive Officer John Derrick during financial analyst and press briefings in
New York when the acquisition was officially announced Feb. 12. "This is the right deal at the right time with the right partners," Derrick said.

        Under the terms of the agreement, both companies will become subsidiaries of a new, as yet to be named holding company, which will be headquartered in Washington,
D.C. Derrick will head the holding company and Howard E. Cosgrove, chairman and chief executive officer of Conectiv, plans to retire at the completion of the merger, which is expected to be completed in 12 months.

        Conectiv, with over 3,800 employees, will maintain its headquarters in Wilmington,
Del., and will continue to have significant operations in New Jersey and the Delmarva
Peninsula, where it currently serves more than 1.1 million customers.

        The combined companies will bring high-quality, low-cost energy delivery service to more than 1.8 million electricity and gas customers in a region that encompasses Delaware, the District of Columbia, and parts of Maryland, New Jersey and Virginia.

        Conectiv's Cosgrove added, "This combination with Pepco provides important benefits to all of our stakeholders that are not achievable on a stand-alone basis. The customers we serve will continue to enjoy excellent, reliable service at competitive rates from the same dedicated people who serve them today. Conectiv shareholders will receive a premium for their shares and have the opportunity to participate in the enhanced earnings and growth potential of the combined company. And our employees will benefit by becoming part of a dynamic company that is poised to play a leading role in the rapidly evolving energy industry."

                                                                                                             Continued on page 6

[Page 6]
[Photo appears here.]

The Pepco/Conectiv combination would create the largest electricity delivery company in PJM. Here is how the new company would stack up in giga-watt hours compared to other electricity delivery companies in the mid-Atlantic region:

Dennis Wraase, Pepco's President and Chief Operating Officer (right) and Bill Sim, senior vice president-Power Delivery, meet with Pepco employees at Benning -- one of several meetings held at all Pepco facilities to give employees an opportunity to learn more about Pepco's acquisition of Conectiv.

	1999 Gigawatt Hours 1. New Holding Company 2. Allegheny 3. PSE&G 4. GPU 5. BG&E 6. Pepco 7. PECO 8. PPL 9. Conectiv	46,775 42,198 40,289 33,974 29,264 24,209 23,594 23,397 22,565

Pepco to Acquire Conectiv

Continued from page 1

        The merger is conditioned upon, among other things, the approvals of Pepco and
Conectiv stockholders and various state and federal regulatory agencies.

[Map of Combined Service Territory appears here]

The Right Time

        Why a merger and why now? This transaction is a natural fit that elevates the combined company to the leading position among mid-Atlantic delivery companies.
Derrick said, "In addition to more than doubling our customer base and expanding our service territory by nine times, this combination will allow us to achieve operating efficiencies that will benefit our shareholders, customers and employees alike. Among other things, our ability to spread new technology costs across a greater asset base will bring a higher level of service, reliability and responsiveness to our customers. Our strategic combination will improve our ability to grow earnings in the changing energy marketplace."

The Right Partners

        How did the merger come about? Pepco and Conectiv continually evaluate business and strategic opportunities to enhance shareholder and customer value. "Pepco has had the opportunity to develop a strong working relationship with Conectiv over the years as neighbors, partners and members of PJM," said Derrick. "We have complementary business strategies and similar corporate values, and I am confident that the combined company will be able to deliver greater value to all of our constituencies by drawing on the best practices and talent that exist within both of our organizations."

        Both Pepco and Conectiv have independently made significant investments to enhance their system reliability, thus helping to ensure that customers will have the power they need when they need it.

        Derrick concluded, "We will continue both companies' strong traditions of support for the communities where we live and work through charitable contributions and the encouragement of employee volunteerism."

Pepco in the Future

        Pepco will still be Pepco and the company will still focus on providing electricity and high-quality service to customers in our service territory.

        The merger will result in a combined company that is larger, more diverse and provides greater internal opportunities than either company could provide individually.
While there will be certain areas where duplication may exist, the company expects that reductions in the work force, if any, will be minimal.

The Deal

        Pepco stockholders will receive one share of the holding company's common stock on a tax-free basis for each share of Pepco common stock they hold. Conectiv common stockholders will have the option to receive either $25 in cash or holding company shares, subject to proration, such that the aggregate consideration paid to all Conectiv stockholders will be 50 percent cash and 50 percent stock. The amount of stock to be issued in the merger is subject to a fixed-price collar for Pepco stock prices between
$19.50 and $24.50. Below and above the collar, the exchange ratio is fixed, such that each Conectiv share would be converted into not less than 1.02041 and not more than
1.28205 shares of the new company.

        The transaction is expected to be tax-free to the extent that Conectiv stockholders receive stock for their shares. As provided by Conectiv's certificate of incorporation, each holder of Class A stock will receive 86.8 percent of the per share value received by the common stockholders, or $21.69, subject to the same proration and collar provisions as the common stockholders.

        Based on the number of common shares currently outstanding on a fully diluted basis, Pepco stockholders will own approximately 67 percent of the common equity of the combined company, and Conectiv stockholders will own approximately 33 percent.

        A significant portion of the acquisition will be financed through cash on hand including proceeds from Pepco's recently completed sale of generating assets, as well as external financing.

        Pepco also reduced its annual dividend to $1 per share from $1.66 per share, effective with the June 2001 dividend. This action is being taken to make Pepco's dividend payout ratio comparable to other delivery companies and to provide for continued investment in the growth of the company. The March 2001 dividend will remain at its current level. Pepco also has authorized a share repurchase program of up to
$450 million. The new holding company expects to adopt Pepco's new dividend policy.

Except for historical statements and discussions, the statements in this "Pepco Focus" article constitute "forward-
looking statements" within the meaning of the federal securities laws. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events.
Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. In connection with the transaction, additional important factors that could cause actual results to differ materially from those in the forward-looking statements herein include risks and uncertainties relating to delays in obtaining or adverse conditions contained in, related regulatory approvals, changes in economic conditions, availability and cost of capital, changes in weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. Pepco disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of Pepco.

The proxy statement/prospectus in definitive form to be filed with the Securities and Exchange Commission (the
"SEC") by Pepco and Conectiv in connection with the transaction will contain important information regarding the transaction and we urge you to read it and any other relevant documents when they become available. The Directors and Officers of Pepco and Conectiv will be soliciting proxies in favor of the transaction. A free copy of the proxy statement/prospectus and other documents filed or to be filed by the two companies with the SEC, including information about Pepco's and Conectiv's directors and officers and their beneficial interests in their respective company's common stock, is or will be available at the SEC's web site at http://www.sec.gov.